Exhibit 1
RECENT DEVELOPMENTS
The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2007. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
Form of Government
In the congressional election held on July 5, 2009, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on July 2, 2006. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.
Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

National Action Party	52	40.6%	143	28.6%
Institutional Revolutionary Party	32	25.0	237	47.4
Democratic Revolution Party	26	20.3	71	14.2
Ecological Green Party of Mexico	6	4.7	21	4.2
Convergence for Democracy	5	3.9	6	1.2
Labor Party	5	3.9	13	2.6
New Alliance	0	0.0	9	1.8
Unaffiliated	2	1.6	0	0.0

Total	128	100.0%	500	100.0%

Note: Totals may differ due to rounding.
Source: Chamber of Deputies and Senate.
The Economy
Program for Growth and Employment
The Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), announced on October 8, 2008, is intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. The Government expects that the recent extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility, as well as the deepening recession in Mexico’s trading partners, are likely to have adverse effects on the Mexican economy, including:
•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows,
•	reduced availability of credit, as financial intermediaries adopt more conservative lending policies and access to foreign credit diminishes, and
•	lower oil prices, leading to decreased public sector revenues.

The Mexican economy and financial markets have already begun to experience these adverse effects.
The specific goals of the Program for Growth and Employment are to:
•	compensate for the expected lower Government revenues, which would ordinarily require a reduction in programmable expenditures,
•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways,
•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks, and
•	foster long-term economic growth.
The Mexican Government will take or has already taken the following concrete measures in order to achieve the foregoing goals:
•	The Federal Budget and Fiscal Responsibility Law (the “LFPRH”) was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its operating subsidiaries from the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”), so that PIDIREGAS debt of these entities will be assumed as direct public debt of Petróleos Mexicanos during 2009 and to provide that future infrastructure expenditures of Petróleos Mexicanos and its operating subsidiaries will not be considered for purposes of the balanced budget principle set forth in the LFPRH, and will therefore be excluded from across-the-board budget cuts required when public sector revenues decline. The effect of these amendments will be to create Ps. 78.3 billion of room for additional expenditures in 2009 as compared with the 2009 budget originally proposed to the Mexican Congress.
•	Petróleos Mexicanos and its operating subsidiaries will be permitted to apply resources held in the Pemex Infrastructure Investment Stabilization Fund, which total approximately Ps. 12 billion, to begin the process for the construction of a new refinery and for other infrastructure projects.
•	The above two measures, which together will generate room in the budget for an aggregate of Ps. 90.2 billion of expenditures, will be used to stimulate economic activity as described in the following paragraphs.
•	Approximately Ps. 25.1 billion of the additional budgetary space will be used to compensate for the reduction in programmable expenditures that would otherwise have been required due to the expected reduction in oil revenues or tax collections.
•	An additional infrastructure expenditure program will be established with the remaining Ps. 65.1 billion in budgetary space, of which approximately Ps. 12.1 billion will be used by Petróleos Mexicanos to fund, among other things, the construction of the refinery mentioned above, and Ps. 53.1 billion will be allocated among projects in various sectors that reflect both national priorities and the greatest possible contribution to economic activity and job creation (e.g., expenditures to improve the infrastructure of Comisión Federal de Electricidad, housing, education, tourism, highways and agriculture).

•	The Mexican national development banks will employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion to be supported by guarantees, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. will be supporting the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.
•	Banco Nacional de Obras y Servicios Públicos, S.N.C. and the National Infrastructure Fund will facilitate infrastructure projects, including new roads and suburban transit.
•	Credit to the agricultural sector will be facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks from 60% to 75% of the total liabilities of the intermediaries, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.
•	Approximately Ps. 40 billion of additional credit will be made available to the housing sector through Sociedad Hipotecaria Federal, S.N.C. and NAFIN. In addition, Sociedad Hipotecaria Federal, S.N.C. in coordination with the Inter-American Development Bank and the International Finance Corporation, will continue to buy and sell mortgage-backed securities in order to add liquidity to the market.
•	The investment restrictions applicable to the private pension funds, or SIEFORES, will be liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as to finance small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments and strengthening conflicts of interest rules and risk concentration regulations.
•	The Government purchase program administered by NAFIN for small- and medium-sized enterprises will be strengthened by requiring certain Government ministries to (1) establish a purchase plan for small- and medium-sized enterprises in 2009 to increase the participation of small- and medium-sized enterprises in government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from small- and medium-sized enterprises to review the performance of the program and increase the participation of small- and medium-sized enterprises.
•	With the objective of supporting employment, the access of businesses and households to credit, economic stability and growth, on April 1, 2009, Mexico’s Foreign Exchange Commission requested from the International Monetary Fund (IMF) a one-year contingent credit line in the amount of approximately U.S. $47 billion. On April 17, 2009, the IMF formally granted Mexico’s request. As of the date of this report, Mexico has not utilized this credit line.

Gross Domestic Product
According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 1.3% in real terms during 2008, as compared to 2007. The agriculture, forestry, fishing and hunting sector grew by 3.2%; the utilities sector grew by 2.2%; the wholesale and retail trade sector grew by 2.8%; the transportation and warehousing sector grew by 0.8%; the information sector grew by 8.0%; the real estate, rental and leasing sector grew by 3.2%; the professional, scientific and technical services sector grew by 2.2%; the management of companies and enterprises sector grew by 4.2%; the administrative support, waste management and remediation services sector grew by 1.3%; the education services sector grew by 0.9%; the health care and social assistance sector grew by 1.1%; the arts, entertainment and recreation sector grew by 1.9%; the accommodation and food services sector grew by 0.9%; the other services (except public administration) sector grew by 1.8%; and the public administration sector remained stable, each in real terms as compared to 2007. In contrast, the mining sector decreased by 2.3%; the construction sector decreased by 0.6%; the manufacturing sector decreased by 0.4%; and the finance and insurance sector decreased by 1.2%, each in real terms as compared to 2007.
According to preliminary figures, GDP decreased by 9.2% during the first six months of 2009 as compared with the same period of 2008. The mining sector decreased by 0.3%; the utilities sector decreased by 2.2%; the construction sector decreased by 8.2%; the manufacturing sector decreased by 15.1%; the wholesale and retail trade sector decreased by 19.1%; the transportation and warehousing sector decreased by 12.0%; the finance and insurance sector decreased by 6.1%; the real estate, rental and leasing sector decreased by 8.2%; the professional, scientific and technical services sector decreased by 4.3%; management of companies and enterprises decreased by 0.1%; administrative support, waste management and remediation services decreased by 4.8%; education services decreased by 8.4%; the arts, entertainment and recreation sector decreased by 3.8%; the accommodation and food services sector decreased by 12.4%; and other services (except public administration) decreased by 3.4%, each in real terms as compared to first six months of 2008. However, the agriculture, forestry, fishing and hunting sector grew by 1.3%; the information sector grew by 2.5%; health care and social assistance grew by 1.3%; and public administration grew by 5.6%, each in real terms as compared to the first six months of 2008.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.
Real GDP Growth by Sector

					First six
					months
	2005	2006	2007	2008(1)	of 2009(1)(2)

GDP (constant 2003 prices)	3.2%	5.1%	3.3%	1.3%	(9.2)%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.0	3.2	1.3
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(2.3)	(0.3)
Utilities	2.0	12.2	3.7	2.2	(2.2)
Construction	3.9	7.6	4.4	(0.6)	(8.2)
Manufacturing	3.6	5.9	2.6	(0.4)	(15.1)
Tertiary activities:
Wholesale and retail trade	4.6	6.5	4.7	2.8	(19.1)
Transportation and warehousing	3.6	5.6	3.7	0.8	(12.0)
Information	8.6	10.7	10.0	8.0	2.5
Finance and insurance	22.9	16.7	11.1	(1.2)	(6.1)
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(8.2)
Professional, scientific and technical services	3.9	3.2	3.2	2.2	(4.3)
Management of companies and enterprises	4.8	20.1	(3.1)	4.2	(0.1)
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.3	(4.8)
Education services	2.1	0.1	2.2	0.9	(8.4)
Health care and social assistance	1.8	7.8	(0.5)	1.1	1.3
Arts, entertainment and recreation	0.6	2.3	3.3	1.9	(3.8)
Accommodation and food services	0.8	1.6	2.6	0.9	(12.4)
Other services (except public administration)	2.2	3.3	3.9	1.8	(3.4)
Public administration	2.1	(0.3)	1.2	0.0	5.6

Note:	Numbers may not total due to rounding.

(1)	Preliminary. Figures for the first six months of 2009 are annualized.

(2)	First six months of 2009 results as compared to the same period of 2008.

Source:	National Institute of Statistics, Geography and Informatics.
Prices and Wages
Inflation for 2008 (as measured by the change in the national consumer price index, or NCPI) was 6.5%, 3.5 percentage points higher than official inflation target for the year and 2.8 percentage points higher than inflation in 2007. The performance of inflation in 2008 was attributable primarily to increases in the prices of energy and food as well as the depreciation of the Mexican peso.
Inflation for the eight months ended August 31, 2009 was 1.8%, 1.4 percentage points lower than during the same period of 2008.

Interest Rates
During 2008, interest rates on 28-day Cetes (Treasury bills) averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared to average rates on 28-day Cetes of 7.2% and on 91-day Cetes of 7.4% during 2007.
During the first eight months of 2009, interest rates on 28-day Cetes averaged 5.9% and interest rates on 91-day Cetes averaged 6.0%, as compared to average rates on 28-day Cetes of 7.6% and on 91-day Cetes of 7.8% during the same period of 2008. On September 17, 2009, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.6%.
Principal Sectors of the Economy
Petroleum and Petrochemicals
Based on the audited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and their respective subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues increased by 16.6% in 2008, from Ps. 1,139.3 billion in 2007 to Ps. 1,328.9 billion in 2008. This increase resulted primarily from a 14.8% increase in domestic sales, due to increased unit prices and greater volumes of sales, mainly of petroleum products, and an 18.7% increase in export sales, due to higher crude oil prices.
Domestic sales of PEMEX increased by 14.8% in 2008, from Ps. 592.0 billion in 2007 to Ps. 679.8 billion in 2008, due to an 11.7% increase in sales of petroleum products, a 29.8% increase in natural gas sales and a 25.8% increase in sales of petrochemical products. In 2008, consolidated export sales of PEMEX increased by 18.7% in peso terms in 2008, from Ps. 542.9 billion in 2007 to Ps. 644.4 billion in 2008, primarily as a result of a 36.9% increase in the weighted average price per barrel of crude oil exported by PEMEX, which was partially offset by a 16.8% decrease in the volume of crude oil exports.
In 2008, PEMEX registered a net loss, calculated in accordance with Mexican Financial Reporting Standards, of Ps. 112.1 billion on Ps. 1,328.9 billion in total sales revenues, as compared to a net loss of Ps. 18.3 billion on Ps. 1,139.3 billion in total sales revenues in 2007. The increase in PEMEX’s net loss resulted from a Ps. 22.6 billion, or 3.8%, decrease in operating income, a Ps. 107.5 billion loss associated with comprehensive financing result (as contrasted with a Ps. 20.0 billion loss attributable to this item in 2007), attributable mainly to the depreciation of the Mexican peso relative to the U.S. dollar and a Ps. 94.4 billion, or 13.9% increase in taxes and duties.
Based on the unaudited summary interim consolidated financial statements of PEMEX, PEMEX’s total sales revenues during the first six months of 2009 were Ps. 485.9 billion, a decrease of 30.1% from total sales revenues in the first six months of 2008 of Ps. 694.8 billion. Total sales revenues did not include the IEPS Tax in either the first half of 2008 or the first half of 2009 because the IEPS tax rate was negative during both periods.

Domestic sales of PEMEX decreased by 20.0% in the first six months of 2009, from Ps. 341.6 billion in the first six months of 2008 to Ps. 273.1 billion in the first six months of 2009, mainly due to lower prices and decreased volumes of jet fuel, liquefied petroleum gas, diesel, natural gas and petrochemical sales. In the first six months of 2009, total consolidated export sales of PEMEX (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which each export sale was made) decreased by 40.1%, from Ps. 350.9 billion in the first six months of 2008 to Ps. 210.0 billion in the first six months of 2009, mainly due to a 49.5% decrease in the weighted average price of crude oil exported by PEMEX, a 14.9% decrease in the volume of crude oil exports primarily due to a decline in the production of the Cantarell field, and decreases in the prices of refined products and petrochemical products exported by PEMEX.
In the first six months of 2009, PEMEX reported a net loss, calculated in accordance with Mexican Financial Reporting Standards, of Ps. 25.8 billion on Ps. 485.9 billion in total sales revenues, as compared with net income of Ps. 19.9 billion on Ps. 694.8 billion in total sales revenues in the first six months of 2008. The reversal from net income to net loss resulted primarily from a Ps. 147.8 billion, or 40.8%, decrease in operating income as compared to the first six months of 2008, which was mainly due to lower hydrocarbon prices.
Financial System
Central Bank and Monetary Policy
During 2008, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in pesos and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 3.1% in real terms, as compared to 2007. This was driven by an increase in bills and coins held by the public, which increased by 7.9% in real terms in 2008, as compared to 2007. However, checking account deposits denominated in pesos decreased by 3.2% in real terms in 2008, as compared to 2007.
During 2008, financial savings increased by 10.3% in real terms, as compared to 2007. Savings generated by Mexican residents increased by 9.9% in real terms in 2008, while savings generated by non-residents increased by 13.0% in real terms, each as compared to 2007.
At December 31, 2008, the monetary base totaled Ps. 577.5 billion, a 16.7% nominal increase from the level of Ps. 494.7 billion at December 31, 2007.
2009 Monetary Program
Mexico’s monetary program for 2009 has as its principal objective an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2009. Mexico’s monetary program for 2009 is made up of the following elements:
•	the announcement of an explicit, multi-year plan to control inflation;
•	a systematic analysis of the economy and inflationary pressures;
•	a description of the instruments used by Banco de México to achieve its objectives; and
•	a policy of communication that promotes transparency, credibility and effectiveness of monetary policy.
At July 31, 2009, the M1 money supply was 8.9% greater in real terms than at July 31, 2008. Bills and coins held by the public increased by 11.6% in real terms during the first seven months of 2009 as compared to the same period of 2008, while the aggregate amount of checking account deposits denominated in pesos at July 31, 2009 was 2.5% greater in real terms than at July 31, 2008.

At July 31, 2009, financial savings were 7.3% greater in real terms than financial savings at July 31, 2008. Savings generated by Mexican residents were 8.8% greater in real terms and savings generated by non-residents were 14.4% lower in real terms than their respective levels at July 31, 2008.
At September 15, 2009, the monetary base totaled Ps. 530.6 billion, an 8.1% nominal decrease from the level of Ps. 577.5 billion at December 31, 2008. Banco de México estimates that the monetary base will total approximately Ps. 637.6 billion at December 31, 2009.
In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75% on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, 7.50% on February 20, 2009, 6.75% on March 20, 2009, 6.00% on April 17, 2009, 5.25% on May 15, 2009, 4.75% on June 19, 2009 and 4.50% on July 17, 2009.
Banking System
In response to the current international financial crisis, the Government and Banco de México announced on October 27, 29 and 30, 2008, a series of joint preventive actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including the repurchase of Ps. 40 billion of outstanding domestic bonds. As part of this program, the Government repurchased from October 27 through 31, 2008 Ps. 4.3 billion of MBonos (fixed rate peso-denominated government bonds) and UDI 713 million of Udibonos (government bonds denominated in unidades de inversión (UDIs, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI)). At September 15, 2009, one UDI was worth Ps. 4.28. The repurchases were carried out through auctions conducted by Banco de México and the Ministry of Finance and Public Credit on December 3, 13 and 17, 2008.
In addition, Banco de México and the Federal Reserve Bank of New York agreed in October 2008 to establish temporary swap facilities of up to U.S. $30 billion; these facilities have been extended until February 1, 2010. These facilities were designed to provide financial institutions in Mexico with liquidity in U.S. dollars and provide Banco de México with greater flexibility in addressing the demand for U.S. dollars in the financial markets. On April 21, 2009, Banco de México utilized this swap facility to provide U.S. $3.2 billion in dollar-denominated loans, with 264-day terms and interest resetting every 88 days, to commercial and development banks in Mexico.

Banking Supervision and Support
At December 31, 2008, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 71,680 million, as compared with Ps. 43,142 million at December 31, 2007. The total loan portfolio of the banking system increased by 6.2% in real terms during 2008, as compared to 2007. The past-due loan ratio of commercial banks was 3.7% at December 31, 2008, as compared with the 2.5% past-due loan ratio at December 31, 2007. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 111,529 million at December 31, 2008, as compared with Ps. 72,862 million at December 31, 2007. At this level, commercial banks had reserves covering 155.6% of their past-due loans at December 31, 2008, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
At June 30, 2009, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 83,364 million, as compared with Ps. 71,680 million at December 31, 2008. The total loan portfolio of the banking system decreased by 3.3% in real terms during the first six months of 2009, as compared with December 31, 2008. The past-due loan ratio of commercial banks was 4.4% at June 30, 2009, as compared with the 3.7% past-due loan ratio at December 31, 2008. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 116,029 million at June 30, 2009, as compared with Ps. 111,529 million at December 31, 2008. At this level, commercial banks had reserves covering 139.2% of their past-due loans at June 30, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
The Securities Market
At December 31, 2008, the Stock Market Index stood at 22,380 points, representing a 24.2% nominal decrease from the level at December 31, 2007. At September 15, 2009, the Stock Market Index stood at 29,625 points, representing a 32.4% nominal increase from the level at December 31, 2008.
External Sector of the Economy
Foreign Trade
According to preliminary figures, in 2008, Mexico registered a trade deficit of U.S. $17.3 billion, as compared to a deficit of U.S. $10.1 billion for 2007. Merchandise exports increased by 7.2% during 2008, to U.S. $291.3 billion, as compared to U.S. $271.9 billion for 2007. During 2008, petroleum exports increased by 17.8%, while non-petroleum exports increased by 5.2%, in each case as compared to 2007. Exports of manufactured goods, which represented 79.2% of total merchandise exports, increased by 5.1% during 2008, as compared to 2007.
According to preliminary figures, in 2008, total imports grew by 9.5%, to U.S. $308.6 billion, as compared to U.S. $281.9 billion for 2007. During 2008, imports of intermediate goods increased by 7.9%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 11.3%, each as compared to 2007.

According to preliminary figures, during the first seven months of 2009, Mexico registered a trade deficit of U.S. $2.5 billion, as compared with a trade deficit of U.S. $3.7 billion for the same period of 2008. Merchandise exports decreased by 30.9% during the first seven months of 2009 to U.S. $122.3 billion, as compared to U.S. $177.0 billion for the same period of 2008. During the first seven months of 2009, petroleum exports decreased by 54.8%, while non-petroleum exports decreased by 25.2%, each as compared with the petroleum and non-petroleum export totals, respectively, of the same period of 2008. Exports of manufactured goods, which represented 82.6% of total merchandise exports, decreased by 26.0% during the first seven months of 2009, as compared with exports of manufactured goods during the same period of 2008.
According to preliminary figures, during the first seven months of 2009, total imports decreased by 31.0% to U.S. $124.8 billion, as compared to U.S. $180.8 billion for the same period of 2008. During the first seven months of 2009, imports of intermediate goods decreased by 30.9%, imports of capital goods decreased by 23.0% and imports of consumer goods decreased by 37.6%, each as compared to imports in the same period of 2008.
Balance of International Payments
According to preliminary figures, during 2008, Mexico’s current account registered a deficit of 1.5% of GDP, or U.S. $15.8 billion, an increase of U.S. $7.5 billion as compared to the current account deficit of U.S. $8.3 billion registered in 2007. The capital account registered a surplus of U.S. $24.3 billion in 2008, an increase of U.S. $4.4 billion as compared to the surplus of U.S. $19.9 billion in 2007, primarily due to increases in direct foreign investment, increases in the external indebtedness of the private sector (non-banking) and external financing of the PIDIREGAS projects. Foreign investment in Mexico totaled U.S. $27.3 billion in 2008, and was composed of direct foreign investment inflows totaling U.S. $22.5 billion and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $4.8 billion.
According to preliminary figures, during the first six months of 2009, Mexico’s current account registered a deficit of 0.4% of GDP, or U.S. $2.9 billion, as compared to a deficit of U.S. $4.7 billion for the same period of 2008. The capital account registered a deficit in the first six months of 2009 of U.S. $4.7 billion, as compared with a U.S. $10.6 billion surplus in the same period of 2008. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $9.9 billion during the first six months of 2009, and was composed of foreign direct investment totaling U.S. $10.0 billion and net foreign portfolio investment outflows totaling U.S. $86 million.
At December 31, 2008, Mexico’s international reserves totaled U.S. $85.4 billion, an increase of U.S. $7.4 billion from the level at December 31, 2007. The net international assets of Banco de México totaled U.S. $95.2 billion at December 31, 2008, an increase of U.S. $8.0 billion from the level at December 31, 2007.
At September 11, 2009, Mexico’s international reserves totaled U.S. $77.0 billion, a decrease of U.S. $8.4 billion from the level at December 31, 2008. The net international assets of Banco de México totaled U.S. $83.8 billion at September 11, 2009, a decrease of U.S. $11.5 billion from the level at December 31, 2008.
On October 8, 2008, Banco de México announced a new policy according to which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million and that, beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions to be held whether or not the peso had depreciated from the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the daily auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the auctions held daily will be suspended on October 1, 2009; however, depreciation contingent auctions will remain unchanged. In addition, Banco de México will maintain the possibility of conducting special auctions whenever it is required by market conditions. From October 9, 2008 through September 15, 2009, Banco de México sold an aggregate of U.S. $17.6 billion through these regular auctions.

In addition, from October 8, 2008 through September 17, 2009, Banco de México has conducted the following special auctions of dollars for an aggregate of U.S. $11 billion: (i) on October 8 and 9, 2008, one special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each for an amount of U.S. $3.0 billion, (iii) on October 16, 2008, one special auction of U.S. $1.5 billion and (iv) on October 23, 2008, one special auction of U.S. $1.0 billion.
On February 4, 5 and 6, 2009, Banco de México, in response to abnormal exchange rate volatility and a scarcity of liquidity in the foreign exchange market, carried out extraordinary sales of dollars to Mexican banks for an aggregate amount of U.S. $1.1 billion, in order to supplement the liquidity in the market. Banco de México carried out additional extraordinary sales of dollars on February 20, 23 and 27, 2009 for an aggregate amount of U.S. $0.8 billion. There have not been any extraordinary sales of dollars since February 27, 2009.
Direct Foreign Investment in Mexico
According to preliminary figures, direct foreign investment in Mexico reported to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Commission) totaled approximately U.S. $22.5 billion during 2008. Of that amount, 29.0% has been channeled to manufacturing, 18.7% to financial services, 8.6% to commerce, 3.6% to transportation and communications, 19.3% to mining, 3.6% to construction, 0.1% to agriculture, 1.8% to electricity and water and 15.2% to other services. By country of origin, 40.5% of the direct foreign investment during 2008 came from the United States, 11.1% from Canada, 19.3% from Spain, 6.2% from the United Kingdom, 5.9% from the Netherlands and 17.0% from other countries.
According to preliminary figures, during the first six months of 2009, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $10.0 billion.
Exchange Controls and Foreign Exchange Rates
The peso/dollar exchange rate closed at Ps. 13.833 = U.S. $1.00 on December 31, 2008, a 21.0% depreciation in dollar terms from the rate at the end of 2007. During 2008, the monthly average peso/dollar exchange rate was Ps. 11.152 = U.S. $1.00. The peso/dollar exchange rate announced by Banco de México on September 15, 2009 (to take effect on the second business day thereafter) was Ps. 13.348 = U.S. $1.00.
Public Finance
Revenues and Expenditures
According to preliminary figures, during 2008, the public sector overall balance registered a deficit of Ps. 301.6 billion in nominal pesos. The public sector deficit included the effect of the issuance of Ps. 292.0 billion in nominal pesos (approximately 2.4% of GDP) of recognition bonds (bonos de reconocimiento) associated with the reform of the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE Law”) in March 2007. Under the ISSSTE Law, Mexico’s federal employee pension system was transformed from a pay-as-you-go system into a fully funded one. The recognition bonds were issued in order to recognize the rights acquired by workers who choose the new pension regime; the issuance of these bonds does not represent a new liability, but a preexisting one associated with the pension benefits accrued by workers, which are now recognized as budgetary debt. Excluding the gross expenditure related to the ISSSTE Law, the public sector deficit for 2008 was Ps. 9.6 billion in nominal pesos, equivalent to approximately 0.1% of GDP, consistent with the Government’s target of a balanced budget for the fiscal year.

According to preliminary figures, during 2008, the public sector primary balance, defined as total public sector revenues less expenditures other than interest payments on public debt, registered a deficit of Ps. 70.0 billion in nominal pesos, as compared to the surplus of Ps. 247.0 billion in nominal pesos recorded in 2007. Excluding the expenditures associated with the ISSSTE Law, the primary balance registered a surplus of Ps. 222.0 billion in nominal pesos, or 1.8% of GDP, as compared to a surplus of Ps. 247.0 billion in nominal pesos in 2007.
According to preliminary figures, during the first six months of 2009, the public sector overall balance registered a deficit of Ps. 94.6 billion. Excluding physical investment by PEMEX and including the expected revenues for the January-June period from the Government’s oil price hedges, which will be payable in November 2009, the public sector balance registered a surplus of Ps. 69.3 billion, 41.4% lower in real terms than the Ps. 111.6 billion surplus registered for the same period of 2008. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 207.3 billion for the first six months of 2009, 14.2% lower in real terms than for the first six months of 2008, again excluding physical investment by PEMEX and including the expected revenues for the January-June period from the Government’s oil price hedges.
According to preliminary figures, public sector budgetary revenues increased by 7.9% in real terms during 2008. Oil revenues increased by 13.5% in real terms and non-oil tax revenues increased by 9.8% in real terms, while non-oil, non-tax revenues decreased by 10.4% in real terms, in each case as compared to 2007. Oil prices increased by 36.9% in 2008, from a weighted average price for the Mexican oil mix of U.S. $61.63 per barrel in 2007 to U.S. $84.35 per barrel in 2008, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues decreased from approximately 15.1% in 2007 to approximately 12.6% in 2008.
According to preliminary figures, during the first six months of 2009, public sector budgetary revenues decreased by 7.8% in real terms as compared to the same period of 2008, without taking into account the expected revenues from the Government’s oil price hedges and excluding physical investment by PEMEX. Oil revenues decreased by 22.2% in real terms and non-oil tax revenues decreased by 13.6% in real terms. PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 5.9% in the first six months of 2008 to approximately 13.8% in the same period of 2009.
According to preliminary figures, public sector budgetary expenditures increased by 8.5% in real terms during 2008. In 2008, public sector financing costs decreased by 9.6% in real terms as compared with 2007.
According to preliminary figures, during the first six months of 2009, net public sector budgetary expenditures increased by 5.7% in real terms as compared to net public sector budgetary expenditures during the same period of 2008. Excluding physical investment by PEMEX and including expected revenues from the Government’s oil price hedges, net public sector budgetary expenditures increased by just 0.1% as compared to the first six months of 2008. In the first six months of 2009, public sector financing costs increased by 17.0% in real terms as compared with the same period of 2008.
At December 31, 2008, the balance of the Oil Revenues Stabilization Fund totaled Ps. 85.8 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 30.3 billion and the balance of the Stabilization Fund for PEMEX’s Infrastructure Investment totaled Ps. 29.0 billion.

2009 Budget
On September 8, 2008, the President submitted to Congress the proposal for the Federal Annual Revenue Law for 2009 and the Federal Expenditure Decree for 2009 (together with the Federal Annual Revenue Law for 2009, the “2009 Budget”).
The Federal Annual Revenue Law for 2009 was published in the Mexican Official Gazette on November 10, 2008 and became effective as of January 1, 2009. On November 28, 2008, the Federal Expenditure Decree for 2009 was published in the Mexican Official Gazette and became effective as of January 1, 2009.
The 2009 Budget is based on an estimated weighted average price of Mexico’s oil exports of U.S. $70.00 per barrel and an estimated volume of oil exports of 1,336 million barrels per day.
The results for 2007 and preliminary results for 2008 as well as for the first six months of 2009 and budget assumptions and targets for 2009 are presented below.
2007, 2008 and First Half of 2009 Results;
2009 Budget Assumptions and Targets

	2007	2008		First Half of	2009
	Results	Results(1)		2009 Results	Budget(2)
Real GDP growth (%)	3.3%	1.3%		(9.2)%	1.8%
Increase in the national consumer price index (%)	3.8%	6.5%		1.3%	3.8%

Average export price of Mexican oil mix (U.S. $/barrel)	$61.64	$84.35		$47.37	$70.00 (3)
Current account deficit as % of GDP	0.8%	1.5%		0.4%	n.a.
Average exchange rate (Ps./$1.00)	10.9	11.2		13.8	11.7
Average rate on 28-day Cetes (%)	7.2%	7.7%		6.3%	8.0%
Public sector balance as % of GDP	0.0%	(0.1	)%(4)	(1.7)%	(1.8)%
Primary balance as % of GDP	2.2%	1.8	%(4)	0.8%	0.5%

Note:	N.A. = Not Available.

(1)	Preliminary.

(2)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 and in the Programa Económico 2009 (Economic Program 2009), and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.

(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed. The total amount hedged was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion.

(4)	Excluding the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law, as discussed under “—Revenues and Expenditures” above.
Source: Ministry of Finance and Public Credit.
Under the 2009 Budget as adopted by Congress, the Mexican Government estimates that it will devote Ps. 455.5 billion (19.6% of total budgetary programmable expenditures) to education and Ps. 588.6 billion (25.4% of total budgetary programmable expenditures) to health and social security.
On May 28, 2009, the Federal Government announced a Ps. 35 billion reduction in operative and administrative expenditures in order to fill in the gap in public finances, which was caused by the slowdown in global economic growth and decreases in the prices of oil and other hydrocarbons, which has led to a decrease in the Government’s oil and non-oil revenues. In addition, on July 23, 2009, the Mexican Government announced a reduction of programmable expenditures, amounting to Ps. 50 billion.

Public Debt
Internal Public Debt
Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.
According to preliminary figures, at December 31, 2008, the net internal debt of the Mexican Government totaled Ps. 2,332.7 billion, as compared to Ps. 1,788.3 billion outstanding at December 31, 2007. At December 31, 2008, the gross internal debt of the Mexican Government totaled Ps. 2,401.3 billion, as compared to Ps. 1,896.3 billion at December 31, 2007. Of the total gross internal debt of the Mexican Government at December 31, 2008, Ps. 281.3 billion represented short-term debt and Ps. 2,120.0 billion represented long-term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Mexican Government’s internal debt increased by 0.77 years during 2008, from 5.59 years at December 31, 2007 to 6.36 years at December 31, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 158.9 billion in 2008, 12.5% more in nominal terms than in 2007.
According to preliminary figures, at December 31, 2008, the net internal debt of the public sector totaled Ps. 2,268.5 billion (including liabilities associated with the ISSSTE Law of Ps. 270.5 billion), as compared to Ps. 1,686.8 billion outstanding at December 31, 2007. At December 31, 2008, the gross internal debt of the public sector totaled Ps. 2,498.7 billion, as compared to Ps. 1,958.0 billion outstanding at December 31, 2007. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.
According to preliminary figures, at June 30, 2009, the net internal debt of the Government totaled Ps. 2,469.4 billion, as compared to Ps. 2,332.7 billion outstanding at December 31, 2008. At June 30, 2009, the gross internal debt of the Government totaled Ps. 2,621.5 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. Of the total gross internal debt of the Government at June 30, 2008, Ps. 365.5 billion represented short-term debt and Ps. 2,256.0 billion represented long-term debt, as compared to Ps. 281.3 billion and Ps. 2,120.1 billion of short- and long-term debt, respectively, at December 31, 2008. The average maturity of the Government’s internal debt decreased by 0.20 years during the first half of 2009, from 6.36 years at December 31, 2008 to 6.16 years at June 30, 2009. The Government’s financing costs on internal debt totaled Ps. 85.1 billion for the first six months of 2009 (equivalent to 1.5% of GDP), a difference of 0.2 percentage points of GDP, and 11.6% greater in nominal terms, as compared to the same period of 2008.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.
Internal Debt of the Mexican Government(1)

	December 31,															June 30,
	2004			2005			2006			2007			2008(2)			2009(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	1,039.3	94.6%	Ps.	1,173.3	94.5%	Ps.	1,569.9	93.9%	Ps.	1,795.8	94.7%	Ps.	2,021.2	84.2%	Ps.	2,296.6	87.6%
Cetes		241.5	22.0		288.2	23.2		346.0	20.7		340.5	18.0		357.1	14.9		453.0	17%
Floating Rate Bonds		310.5	28.2		287.6	23.2		359.6	21.5		325.0	17.1		243.6	10.1		243.4	9%
Inflation-Linked Bonds		84.6	7.7		95.3	7.7		155.3	9.3		235.3	12.4		334.9	13.9		403.6	15%
Fixed Rate Bonds		402.7	36.6		502.2	40.4		709.0	42.4		895.1	47.2		1,085.6	45.2		1,196.6	46%
Other		59.9	5.4		68.8	5.5		102.9	6.1		100.7	5.3		380.1	15.8		324.9	12%

Total Gross Debt	Ps.	1,099.2	100.0%	Ps.	1,242.2	100.0%	Ps.	1,672.8	100.0%	Ps.	1,896.5	100.0%	Ps.	2,401.3	100.0%		2,621.5	100%

Net Debt
Financial Assets(3)		(69.2)			(58.8)			(125.7)			(107.9)			(68.6)			152.1

Total Net Debt	Ps.	1,030.0		Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	2,332.7		Ps.	2,469.4

Gross Internal Debt/GDP			12.1%			12.8%			15.6%			16.1%			19.8%			24.4%
Net Internal Debt/GDP			11.4%			12.2%			14.4%			15.2%			19.2%			21.7%

Notes:	Numbers may not total due to rounding.

N.A.	= Not Available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at December 31, 2008. Regulación Monetaria does not increase the Government’s overall level of internal debt because Banco de México must reimburse the Government for any debt that is allocated to Banco de México. sold into the secondary market and subsequently presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.
Source: Ministry of Finance and Public Credit.
External Public Debt
The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Total external debt does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranties.
According to preliminary figures, outstanding public sector gross external debt increased by U.S. $1.6 billion in 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $56.9 billion at December 31, 2008. Of this amount, U.S. $55.7 billion represented long-term debt and U.S. $1.3 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $3.0 billion in 2008, a 12.1% decrease in nominal terms, as compared to 2007.
According to preliminary figures, at December 31, 2008, commercial banks held approximately 8.0% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.9%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 61.0% and others held the remaining 9.9%.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at June 30, 2009 represented approximately 31.4% of nominal GDP, 6.3 percentage points higher than at December 31, 2008.
According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $29.1 billion during the first six months of 2009, from U.S. $56.9 billion at December 31, 2008 to U.S. $86.1 billion at June 30, 2009, due mainly to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $84.9 billion represented long-term debt and U.S. $1.2 billion represented short-term debt.
According to preliminary figures, at June 30, 2009, commercial banks held approximately 23.2% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 15.3%, bondholders held approximately 60.5% and other creditors held the remaining 1.1%.
According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2009 represented approximately 26.6% of nominal GDP, 2.7 percentage points higher than at December 31, 2008.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies, and a breakdown of such debt by currency. As used in this “Public Debt” section, external public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. See footnote 1 to the table “Summary of External Public Debt” below.
Summary of External Public Debt(1)
By Type

			Long-Term
	Long-Term Direct		Debt of
	Debt of the		Budget-		Other Long-						Total Long-
	Mexican		Controlled		Term Public		Total Long-		Total Short-		and Short-
	Government		Agencies		Debt(2)		Term Debt		Term Debt		Term Debt
	(in millions of dollars)
December 31,
2004	U.S. $	48,561	U.S. $	10,636	U.S. $	17,952	U.S. $	77,149	U.S. $	2,077	U.S. $	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008(4)		39,997		9,782		5,885		55,664		1,275		56,939
June 30, 2009(4)		38,648		40,004		6,245		84,897		1,185		86,082
By Currency(3)

	December 31,										June 30,
	2004		2005		2006		2007		2008(4)		2009(4)
	(in		(in		(in		(in		(in		(in
	millions		millions		millions		millions		millions		millions
	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)
U.S. dollars	71,220	89.9	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	70,420	81.8
Japanese yen	2,937	3.7	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	2,963	3.4
Pounds sterling	186	0.2	80	0.1	91	0.2	1,040	1.9	687	1.2	381	0.4
Swiss francs	236	0.3	171	0.2	175	0.3	423	0.8	410	0.7	2,020	2.4
Others	4,647	5.9	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	10,298	12.0

Total	79,226	100.0	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	86,082	100.0

Note:	Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2009), (b) external borrowings by the public sector after March 31, 2009 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.
Source: Ministry of Finance and Public Credit.
Rating Agency Considerations
On November 9, 2008, Fitch revised Mexico’s rating outlook to negative from stable but confirmed its BBB+ rating. On May 11, 2009, Standard & Poor’s revised Mexico’s rating outlook to negative from stable but confirmed its sovereign ratings of BBB+/A-2 for foreign currency debt and A+/A-1 for local currency debt. On August 5, 2009 Moody’s affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook.